UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Marc Vandiepenbeeck
Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland T12 X8N6

Re: Johnson Controls International plc
Form 10-K for the Fiscal Year Ended September 30, 2025
File No. 001-13836

Dear Marc Vandiepenbeeck:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Donofrio